Exhibit 99.1

Sapiens Announces $7.2 Million Cash Dividend

Holon, Israel, April 21, 2015 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, announced today that its Board of Directors has approved the distribution of a cash dividend of $0.15 per share. The dividend, which is approximately $7.2 million in the aggregate, will be distributed on Monday, June 1, 2015 to its shareholders of record as of Thursday, May 21, 2015. The payment of the dividend is subject to shareholders’ prior approval, which Sapiens intends to seek at the Company’s 2015 annual general shareholders meeting.

Sapiens’ general meeting of shareholders is scheduled to be held on Wednesday, May 20, 2015, and Sapiens Board of Directors will recommend that the Company’s shareholders approve the distribution of the dividend. The record date for shareholders entitled to vote at the annual shareholder meeting will be April 22, 2015.

“Sapiens demonstrated significant organic growth over the past few years in all areas of our business across geographies, from both existing and new customers,” said Roni Al-Dor, president and CEO of Sapiens. “We consistently grew our revenues and invested in R&D to ensure that our software solutions continue to lead the market. In 2014, we expanded our sales team to answer the growing demand for our solutions.”

"Our strong cash position and positive cash flow generation, with zero debt, together with continued growth and improved profitability enable us to pursue and execute our merger and acquisition strategy and distribute dividend to our shareholders."

Roni Al-Dor continued, “I would like to thank our shareholders, customers, partners and employees for their continued loyalty and support.”

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 130 financial services organizations. The Sapiens team of approximately 1,000 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “expects,” “believes” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in Item 3 of our Annual Report on Form 20-F for the year ended December 31, 2014 and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Investor and Media Contact:

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Phone: +972-3-790-2026

U.S. Mobile: +1-201-250-9414

Email: yaffa.cohen-ifrah@sapiens.com